U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[X] Form 10-K or Form 10-KSB [   ] Form 20-F [    ] Form 11-K [    ] Form 10-Q or Form 10-QSB [    ] Form N-SAR

For Period Ending March 31, 2001.

[	]	Transition Report on Form 10-K

[	]	Transition Report on Form 20-F

[	]	Transition Report on Form 11-K

[	]	Transition Report on Form 10-Q

[	]	Transition Report on Form N-SAR

For the Transition Period Ended ____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Full Name of Registrant: Address of Principal Executive Office:	INCHORUS.COM, INC. 340 East Olive Avenue, Suite P Burbank, California 91502

PART II – RULES 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

[ ]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

As was set forth in the registrant’s current report on Form 8-K dated March 5, 2001, B. D. Seidman resigned as the registrant’s independent accountant on February 28, 2001. The registrant has engaged a new independent accountant, but has been unable to complete an audit as of this date.

PART IV – OTHER INFORMATION

(1)	Name and address of person to contact in regard to this notification:

Mr. Thomas Yoakum	866	224-4674

Name	Area Code	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INCHORUS.COM, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:	7/13/2001	BY: /S/	Thomas Yoakum Chief Executive Officer